Exhibit 19

OPGEN, INC.

INSIDER TRADING POLICY

I. Purpose

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of OpGen, Inc. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

II. Persons Subject to the Policy

This Policy applies to all officers, all members of the Board of Directors and all employees of the Company and its affiliates and subsidiaries. The Company may also determine that other persons should and will be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

This Policy also applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”) are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

III. Transactions Subject to the Policy

This Policy applies to transactions in Company Securities, including (but not limited to) the Company’s common stock, options to purchase common stock, preferred stock, convertible debt and warrants, or any other type of securities that the Company has or may issue, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company Securities. In addition, this Policy applies to transactions in securities of other companies as described below in more detail under the heading “Statement of Policy.”

This Policy applies to transactions by any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

IV. Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Members or Controlled Entities whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the legal counsel to the Company or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”.

V. Statement of Policy

It is the policy of the Company that no person subject to this Policy, who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.	engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Not Subject to the Policy,” “Transactions Not Involving a Purchase or Sale” and “Rule 10b5-1 Plans;”

2.	recommend the purchase or sale of any Company Securities;

3.	disclose material nonpublic information to persons within the Company, also including its affiliates and subsidiaries, whose jobs do not require them to have that information, or outside of the Company and its affiliates and subsidiaries to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no person subject to this Policy who, in the course of working for the Company or its affiliates and subsidiaries, learns of material nonpublic information about a company with which the Company does business, including a customer, supplier or competitor of the Company, may engage in any of the activities set forth above with respect to such company’s securities until the information becomes public or is no longer material.

Furthermore, short-term trading of Company Securities may be distracting to a person and may unduly focus such person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. In addition, directors and officers are subject to short swing profit forfeiture for purchases and sales (or sales and purchases) within a six-month period. For these reasons, it is the policy of the Company that any director or officer of the Company, also including its affiliates and subsidiaries, who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

VI. Definition of Material Nonpublic Information

Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Determining whether information is material is not always straightforward; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are (non-exhaustive):

●	Projections of future earnings or losses, or other earnings guidance;

●	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

●	Development of significant new products or discoveries;

●	Results of significant clinical trials;

●	The gain or loss of a significant customer or supplier;

●	Major marketing changes;

●	A pending or proposed merger, acquisition or tender offer;

●	A pending or proposed acquisition or disposition of a significant asset or entities;

●	Pending or threatened significant litigation, or the resolution of such litigation;

●	A pending or proposed joint venture;

●	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

●	Bank borrowings or other financing transactions out of the ordinary course;

●	The establishment of a repurchase program for Company Securities;

●	A change in the Company’s pricing or cost structure;

●	A change in management;

●	A Company restructuring;

●	Significant related party transactions; and

●	A change in auditors or notification that the auditor’s reports may no longer be relied upon.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, publication in a widely available newspaper, magazine or news website, or public disclosure documents filed with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the day on which the information is released. If, for example, the Company were to make an announcement at the close of business on a Monday, a person covered by this Policy should not trade in Company Securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

VII. Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

Short Sales. Section 16(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) prohibits officers and directors from engaging in short sales. In addition, short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited (Short sales arising from certain types of hedging transactions are governed by the paragraph below entitled “Hedging Transactions”).

Publicly Traded Options. Given the relatively short term of publicly traded options, transactions in options may create the appearance that a director or officer is trading based on material nonpublic information and focus a director’s or officer’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.).

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director or officer to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director or officer may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and other persons designated by the CEO or CFO (or any other person designated as subject to this Policy) are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other persons designated by the CEO or CFO (and any other person designated as subject to this Policy) are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions”.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer, or other employee (or any other person designated as subject to this Policy) is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Additional Procedures”.

VIII. Transactions Not Subject to the Policy

Transactions Under Company Plans: This Policy does not apply in the case of the following transactions, except as specifically noted.

Stock Option Exercises. This Policy does not apply to the exercise of a stock option acquired pursuant to the Company’s stock option and incentive plans, nor to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards/RSUs. This Policy does not apply to the vesting of restricted stock or restricted stock units (“RSUs”), nor to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or RSUs. The Policy does not apply to any market sale of shares to cover withholding or related tax obligations under vesting restricted stock or RSUs.

401(k) Plan. This Policy does not apply to purchases of Company Securities in any Company 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does or can, in the future, apply to certain elections you may make under a 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Transactions not involving a Purchase or Sale: Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company Securities while the director, officer, or other employee (or any other person designated as subject to this Policy) is aware of material nonpublic information. Further, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

IX. Additional Procedures

The Company has established additional procedures to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

Pre-Clearance Procedures. When being an insider, any person subject to this Policy, as well as the Family Members and Controlled Entities of such persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the CFO. A request for pre-clearance should be submitted to the CFO in writing at least two business days in advance of the proposed transaction. The CFO is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction. If permission to trade is given, the trade must be affected within five business days unless otherwise agreed by the CFO.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the CFO. The requestor should also indicate whether he or she has affected any non-exempt “opposite-way” transactions within the past six months and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

Quarterly Blackout Period. No person subject to this Policy may buy or sell Company Securities during the “Quarterly Blackout Period,” beginning two (2) weeks before the last day of each quarter of the Company’s fiscal year and ending on the close of business of the third full trading day after the public announcement of the Company’s quarterly results. An exercise of a stock option is not prohibited during a Quarterly Blackout Period (but the sale of the shares acquired on exercise is prohibited). Likewise, purchases pursuant to any Company employee stock purchase plan are not prohibited (but the subsequent sale of such shares is prohibited, as is the sale of shares held in a 401(k) plan).

Event-Specific Blackout Period. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the EC may not trade in Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the CEO or CFO, designated persons should refrain from trading in Company Securities even sooner than the Quarterly Blackout Period described above. In such situations (an “Event-Specific Blackout Period”), the EC or any other employee designated by them will notify these persons that they may not trade in Company Securities. The existence of an Event-Specific Blackout Period or extension of a Quarterly Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person.

Even if you are not designated as a person who may not trade during an Event-Specific Blackout Period, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an Event-Specific Blackout Period. The existence or non-existence of a blackout period does not alter the general prohibitions against trading based on material nonpublic information, which are applicable at all times.

X. Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be acknowledged and authorized by the CEO or CFO and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted for approval ten days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

XI. Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after a person’s termination of service to the Company or its respective affiliates or subsidiaries. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.

XII. Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in Company Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws and authorities of foreign jurisdictions. Insider trading is a criminal offense, not merely a misdemeanor, and the punishment for insider trading violations are therefore severe and could include significant fines and even imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the US federal securities laws, as well as the corresponding laws of other countries, also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including and up to, without limitation, removal from one’s position and dismissal for cause, whether or not a person’s failure to comply with the Policy results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

XIII. Administration of the Policy

The Company’s CEO and CFO, and in such person’s absence, the Company’s Controller or another employee designated by the CEO, shall be responsible for administration of this Policy. All determinations and interpretations by the CEO and CFO shall be final and not subject to further review.

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the CFO. Just drop by at his office, give him a call on his phone or send him an email to CFO@opgen.com.

XIV. Certification

All persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy by signing and returning the respective certification or (electronic) training record to the respective HR-dept. Certification is necessary upon joining OpGen-group or after material changes were made to the policy.

CERTIFICATION

I certify that:

1.	I have read and understand OpGen Inc.’s Insider Trading Policy (the “Policy”). I understand that the Chief Financial Officer is available to answer any questions I have regarding the Policy.

2.	Since I have been affiliated with the Company, I have complied with the Policy.

3.	I will continue to comply with the Policy for as long as I am subject to the Policy.

Print name:

Signature:

Date: